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Expires: July 31, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Non-Brokered Private Placement

PR06-03

Vancouver, BC – March 28, 2006:  David Caulfield, President and CEO of Rimfire Minerals Corporation (the “Company”) announces that the Company has negotiated a $2.55 million private placement of 1,500,000 units of the Company at a price of $1.70 per unit (“Unit”), by way of a non-brokered placement.

Each Unit consists of one common share and one non-transferable share purchase warrant ("Warrant").  Each Warrant entitles the holder to purchase, for a period of two years from the closing of the private placement (the “Closing”), one  additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants will contain a provision whereunder if, during the term of any unexercised Warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired.

A cash commission of 6% of the total gross proceeds realized from the placement of the Units is payable in cash or units together with non-transferable Brokers' Warrants in a number equal to 10% of the Units placed. Each Broker's Warrant will entitle the holder to purchase, for a period of two years from the Closing, one common share at a price of $1.70 per share.

The Units issued on the offering will be subject to a four-month hold with respect to trading in Canada. The closing will occur on or about April 15, 2006. The placement is subject to acceptance of the TSX-Venture Exchange.

The proceeds from the private placement financing will be used for continued exploration of the Company's properties, development of other projects and for general corporate purposes.

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Rimfire is partnered with AngloGold (U.S.A.) Exploration Inc., Barrick Gold Corporation, Newmont Mining Company, Northgate Minerals Corporation, Fronteer Development Group, Cangold Limited and Serengeti Resources Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is not intended for U.S. media or circulation within the United States. The securities described herein have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

March 27, 2006

Item 3

Press Release:

Date

Place of Issue

March 28, 2006

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner,

(*Delivery to news services does not guarantee publication or broadcast.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation announces that the Company has negotiated a $2.55 million private placement of 1,500,000 units of the Company at a price of $1.70 per unit (“Unit”), by way of a non-brokered placement.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation announces that the Company has negotiated a $2.55 million private placement of 1,500,000 units of the Company at a price of $1.70 per unit (“Unit”), by way of a non-brokered placement.

Each Unit consists of one common share and one non-transferable share purchase warrant ("Warrant").  Each Warrant entitles the holder to purchase, for a period of two years from the closing of the private placement (the “Closing”), one  additional common share at a price of $2.00 per share in year one and $2.25 per share in year two. The Warrants will contain a provision whereunder if, during the term of any unexercised Warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.50 per share or greater in year one or $2.75 per share or greater in year two the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired.

A cash commission of 6% of the total gross proceeds realized from the placement of the Units is payable in cash or units together with non-transferable Brokers' Warrants in a number equal to 10% of the Units placed. Each Broker's Warrant will entitle the holder to purchase, for a period of two years from the Closing, one common share at a price of $1.70 per share.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

David A. Caulfield, President

Telephone: (604) 669-6660

Email: davidc@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 28th day of March, 2006.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: March 28, 2006	By: “David A. Caulfield”

David A. Caulfield, President